102 St. James Court, Flatts
Smiths FL 04, Bermuda

October 22, 2003

AAIPHARMA INC.
2320 Scientific Park
Wilmington, NC 28405

BOEHRINGER INGELHEIM CORPORATION
ROXANE LABORATORIES, INC.
c/o Boehringer Ingelheim Pharmaceuticals, Inc.
900 Ridgebury Road
P.O. Box 368
Ridgefield, CT 06877

To Whom it May Concern:

          This letter agreement (this “Agreement”) is entered into by and among Elan Pharma International Limited, a private limited company organized under the laws of Ireland (“EPIL”), Elan Pharmaceuticals, Inc., a Delaware corporation (only with respect to rights previously assigned by EPIL to such person under the agreements described below) (“EPI” and, together with EPIL, the “Sellers”), Elan Corporation, plc, a public limited company organized under the laws of Ireland (“Elan Parent”), aaiPharma Inc., a Delaware corporation (“Buyer”), Roxane Laboratories, Inc., a Delaware corporation (“Roxane”), and Boehringer Ingelheim Corporation, a Delaware corporation (“Roxane Parent” and, together with Roxane, the “Roxane Parties”, and, together with Sellers, Elan Parent and Buyer, the “Parties”), in connection with the execution and delivery of that certain Asset Purchase Agreement, dated as of October 22, 2003 by and among Sellers and Buyer (the “New Purchase Agreement”). This Agreement shall become effective only upon the consummation of the closing under the New Purchase Agreement (the “New Closing Date”) and only in the event such closing occurs on or before March 1, 2004.

          Each Party represents and warrants to the other Parties that (a) such Party is duly organized, validly existing and, where applicable, in corporate good standing under the laws of such Party’s jurisdiction of incorporation, (b) this Agreement has been duly and validly authorized, executed and delivered by such Party and, when executed and delivered by the other Parties, will constitute a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors’ rights and (ii) the availability of equitable remedies (whether in a proceeding at equity or law), and (c) neither the execution and delivery by such Party of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) violate any applicable law to which such Party is subject or any provision of its organizational documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, or the consent of any other party to, any material contract, lease, sublease, license, franchise, permit, indenture, agreement for borrowed money, instrument of indebtedness, lien or other arrangement to which such Party is bound or to which any of such Party’s assets are subject.

          The Parties hereby agree as follows:

          All of Sellers’ rights and obligations under the Asset Purchase Agreement dated September 28, 2001 between Roxane and EPIL (the “Original Purchase Agreement”) are assigned to and assumed by Buyer; provided however, as follows:

          a. Buyer shall not assume obligations under the Original Purchase Agreement set forth in Sections 3.1, 3.2 (a), 3.2(b), 3.2(c), 3.4 (but only with respect to Section 3.2), 3.5 (but only with respect to Section 3.2), 9.1(a)(for any periods after the second anniversary of the New Closing Date), any obligations related to the Manufacturing Agreement dated November 1, 1996 between Roxane and Fujisawa Healthcare, Inc., as amended and as assumed by Sellers pursuant to the Duraclon Assignment and Assumption Agreement (as defined in the Original Purchase Agreement), 11.2(b)(i), 11.2(b)(ii)(but only related to breaches that occurred on or prior to the New Closing Date), 11.2(b)(iii), and 13.1;

          b. Buyer shall not assume liabilities under the Original Purchase Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          c. Sellers retain all liabilities under the Original Purchase Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          d. without limiting Buyer’s rights assigned to it pursuant to this Agreement, and except as set forth in the Mutual Release dated as of the New Closing Date between Roxane and Sellers (the “Release”), Sellers and Roxane retain all of their respective rights and obligations vis-à-vis each other under the Original Purchase Agreement solely to the extent such rights and obligations arise out of events or circumstances occurring on or prior to the New Closing Date; and

          e. Sellers and Buyer shall each severally have all rights and obligations vis-a-vis Roxane contained in Sections 8.3 (such right expires on the second anniversary of the New Closing Date), 9.1(b) (it being understood that Sellers and Buyer shall only have such rights and obligations arising out of such Party’s Net Sales (as defined in Annex I hereto) and not the other Party’s and it being further understood that, with respect to Buyer, references in Section 9.1(b) to “Elan Net Sales” shall be deemed to be references to “Net Sales” (as defined in Annex I hereto)), 9.1(a) (for any periods prior to the second anniversary of the New Purchase Agreement), and 13.8 of the Original Purchase Agreement, as if each were a “Buyer” party thereto.

The Parties further acknowledge and agree that the right to receive indemnification from Roxane under Section 11 of the Original Purchase Agreement shall be assigned as set forth in this Agreement to Buyer, but in no way be broadened or increased as a result of this Agreement beyond that set forth in Section 11 of the Original Purchase Agreement, and that Roxane’s aggregate indemnification obligations thereunder, with respect to both Sellers and Buyer considered on an aggregate basis, shall in no event be greater than Roxane’s existing indemnification obligations to Seller thereunder. Except as provided in clauses (c), (d) and (e) of this paragraph and as hereafter provided, all other rights and obligations between Sellers and Roxane under the Original Purchase Agreement are terminated in their entirety upon receipt by Roxane of the Closing Payment (as defined below). Furthermore, Roxane acknowledges all payment obligations of Sellers and Roxane under Section 3.1 and 3.2 of the Original Purchase Agreement are terminated upon Roxane’s receipt of the Closing Payment and Buyers assumption of payment obligations under Section

3.3 of the Original Asset Purchase Agreement; provided, however, that if within one year after the date of receipt by Roxane of the Closing Payment any court or other judicial body enters an order avoiding the Closing Payment (or any portion thereof) or requiring Roxane to disgorge, return or repay all or any portion of the Closing Payment, regardless of the basis therefor (such occurrence referred to herein as a “Preference Event”), Sellers’s payment obligations under Sections 3.1 and 3.2 of the Original Purchase Agreement shall automatically be reinstated and shall thereafter remain in full force and effect for a period ending on the date that is 181 days following the repayment in full to Roxane of any such amounts avoided, disgorged, returned or repaid; provided further, however, that in no event shall Roxane receive and retain, nor shall Seller or Elan Parent, pursuant to the Elan Parent Gauranty, be required to pay to Roxane amounts in excess of the Closing Payment, except to the extent such amount constitutes repayment of amounts avoided, disgorged, returned or repaid pursuant to a Preference Event.

          All of Sellers’ rights and obligations under the Manufacturing Agreement dated as of September 28, 2001 between Roxane and EPIL, including the Technical Agreement as defined therein (as amended on the New Closing Date, the “Manufacturing Agreement”) are assigned to and assumed by Buyer; provided, however, as follows:

          a. Buyer shall not assume liabilities under the Manufacturing Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          b. Sellers retain all liabilities under the Manufacturing Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          c. without limiting Buyer’s rights assigned to it pursuant to this Agreement, and except as set forth in the Release, Sellers and Roxane retain all of their respective rights and obligations vis-à-vis each other under the Manufacturing Agreement solely to the extent such rights and obligations arise out of events or circumstances occurring on or prior to the New Closing Date, including without limitation, the obligations under Section 12.4 (which obligations under 12.4 shall terminate, as between Sellers and Roxane, on the fifth anniversary of the New Closing Date); and

          d. Sellers and Buyer shall each severally have all rights and obligations, subject to limitations on Buyer’s obligations set forth in clause (a) of this paragraph, vis-a-vis Roxane contained in Sections 6.8 (but such audit rights shall only be with respect to books and records relating to the period beginning one year prior to the New Closing Date and ending on the New Closing Date), 9, 12.4 (Buyer and Roxane hereby agree that Section 12.4 shall be amended, solely with respect to Buyer, as follows: the first sentence of Section 12.4 shall be deleted in its entirety and replaced with the following: “Both Parties shall procure and maintain at their own expense and for their own benefit, product liability coverage with respect to the Products of no less than $100,000,000 per occurrence and in the aggregate.”), 12.5 and 14.1 of the Manufacturing Agreement as if each were “Elan” party thereto.

The Parties further acknowledge and agree that the right to receive indemnification from Roxane under Sections 12.1, 12.2 and 12.3 of the Manufacturing Agreement shall be assigned as set forth in this Agreement to Buyer, but in no way shall such obligations be broadened or increased as a result of this Agreement beyond that set forth in Sections 12.1, 12.2 and 12.3 of the Manufacturing Agreement, and that Roxane’s aggregate indemnification obligations thereunder, with respect to both Sellers and Buyer considered on an aggregate basis, shall in no event be greater than Roxane’s existing indemnification obligations to Sellers thereunder. Except as provided in clauses (b), (c), and (d) of this paragraph, all other rights and obligations between Sellers and Roxane under the Manufacturing Agreement are terminated in their entirety.

          All of Sellers’ rights and obligations under the Trademark Agreement dated as of September 28, 2001 between Roxane and EPIL (the “Trademark Agreement”) are assigned to and assumed by Buyer; provided, however, as follows:

          a. Buyer shall not assume liabilities under the Trademark Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          b. Sellers retain all liabilities under the Trademark Agreement to the extent that any such liabilities arise out of events or circumstances occurring on or prior to the New Closing Date;

          c. without limiting Buyer’s rights assigned to it pursuant to this Agreement, Sellers and Roxane retain all of their respective rights and obligations under the Trademark Agreement solely to the extent such rights and obligations arise out of events or circumstances occurring prior to the New Closing Date; and

          d. Sellers and Buyer shall each severally have all rights and obligations, subject to limitations on Buyer’s obligations set forth in clause (a) of this paragraph, vis-a-vis Roxane under Sections 9, 12 and 13.1 of the Trademark Agreement as if each were “Elan” party thereto.

          The Parties further acknowledge and agree that the right to receive indemnification from Roxane under Section 8 of the Trademark Agreement shall be assigned as set forth in this Agreement to Buyer, but in no way be broadened or increased as a result of this Agreement beyond that set forth in Section 8 of the Trademark Agreement, and that Roxane’s aggregate indemnification obligations thereunder, with respect to both Sellers and Buyer considered on an aggregate basis, shall in no event be greater than Roxane’s existing indemnification obligations to Sellers thereunder. Except as provided in clauses (b), (c) and (d) of this paragraph, all other rights and obligations between Sellers and Roxane under the Trademark Agreement are terminated in their entirety.

          The Guaranty made September 28, 2001 by Elan Parent to Roxane (the “Elan Parent Guaranty”) shall remain in full force and effect for the benefit of Roxane to guarantee Sellers’ indemnity obligations to Roxane under the Original Purchase Agreement, Manufacturing Agreement and Trademark Agreement, solely to the extent such rights to indemnification are retained by Roxane. To the extent (and only to the extent) the Elan Parent Guaranty guarantees payment of amounts which may become due and owing to Roxane pursuant to Sections 3.1, 3.2 and 3.3 of the Original Purchase Agreement, the Elan Parent Guaranty (as it relates to the payment of amounts under Sections 3.1, 3.2 and 3.3) shall be deemed released and satisfied upon full payment of the Closing Payment; provided, however, that if within one year after receipt by Roxane of the Closing Payment a Preference Event occurs, then the Elan Parent Guaranty as it relates to the payment of amounts under Sections 3.1 and 3.2 shall automatically be reinstated and shall thereafter remain in full force and effect for a period ending on the date that is 181 days following the repayment in full to Roxane of any such amounts avoided, disgorged, returned or repaid, subject to the last proviso of the third paragraph to this Agreement.

          The Guaranty made September 28, 2001 by Roxane Parent to EPIL (the “BIC Guaranty”) shall remain in full force and effect for the benefit of Buyer to guaranty Roxane’s indemnity obligations to Buyer under the Original Purchase Agreement, the Manufacturing Agreement and the Trademark Agreement, solely to the extent such rights to indemnification are assigned to Buyer. The BIC Guaranty shall also remain in full force and effect for the benefit of Sellers to guaranty Roxane’s indemnity obligations to Sellers under the Original Purchase Agreement, the Manufacturing Agreement and the Trademark Agreement, solely to the extent such rights to indemnification are retained by Sellers.

          The Roxane Parties shall use best efforts to cause Boehringer Ingelheim Pharmaceuticals, Inc. (“BIPI”), within five (5) business days after the date hereof, and Boehringer Ingelheim International GmbH (“BI Parent”), on or prior to the New Closing Date, to execute a written consent authorizing the assignment of the Non-Compete Letter Agreement dated as of September 28, 2001 among BIPI, BI Parent, and EPIL (the “Non-Compete Letter Agreement”) to Buyer.

          Roxane hereby grants to Buyer a non-exclusive, fully-paid, royalty-free license to use the Roxane owned trademarks currently appearing on the labels and packaging (including, without limitation, the package insert) solely to the extent that the same is used on the packaging and labeling of the inventory as purchased by Buyer pursuant to the New Purchase Agreement and solely to distribute, use, sell, offer to sell, have sold, market, co-market, promote and co-promote the Products (as defined on Annex II hereto) (the “Roxane License”). The Roxane License shall terminate six (6) months following the depletion of inventory purchased by Buyer pursuant to the New Purchase Agreement.

          Buyer shall use its best efforts to change the labeling of and the NDC for each Product within 6 months after the New Closing Date to reflect Buyer’s ownership of the Products.

          Roxane or its designee shall continue to process Medicaid rebate claims as may be required to be paid under the Medicaid Rebate Act (MRA), 42 U.S.C. §1996 et seq. for the Products bearing Roxane NDC numbers (the “Rebates”) pursuant to the procedures set forth in Annex III hereto and, in connection therewith, Roxane shall invoice Buyer, and Buyer shall pay such invoiced amounts related to the Rebates. Buyer and Seller acknowledge that financial responsibility for the Rebates, as between Buyer and Sellers, shall be as set forth in section 10.2(b) of the New Purchase Agreement.

          For the purpose of clarity, except as otherwise provided in this Agreement, all remaining payment obligations to Roxane under Section 3 of the Original Purchase Agreement are as set forth below.

          Buyer hereby assumes Sellers’ payment obligations under Sections 3.2(d) and (e) of the Original Purchase Agreement. As acceleration of the remaining payment obligations under Sections 3.2(d) and (e) of the Original Purchase Agreement, Buyer shall pay Roxane on the New Closing Date the nonrefundable sum of $51,400,000 (the “Closing Payment”) by wire transfer of immediately available funds. Payment of the Closing Payment by Buyer is acknowledged by Roxane as full and final settlement of Buyer’s obligations under Section 3.2 of the Original Purchase Agreement. Except upon the occurrence of a Preference Event, payment of the Closing Payment is acknowledged by Roxane as full and final settlement of Sellers’ obligations under Sections 3.1 and 3.2 of the Original Purchase Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall a Preference Event (including, for the avoidance of doubt, all events that avoid any payments received by the Roxane Parties pursuant to Sections 3.1 or 3.2 of the Original Purchase Agreement), (i) require Buyer to make further payments to the Roxane Parties or their Affiliates (as defined in the Original Purchase Agreement) pursuant to Sections 3.1 or 3.2 of the Original Purchase Agreement or, (ii) in any way limit, except as set forth in Section 10.2(c) of the Manufacturing Agreement to the extent it applies after the New Closing Date in accordance with its terms, Roxane’s obligations to Buyer under this Agreement or the Manufacturing Agreement. The Roxane Parties acknowledge that, except for the payment of the Closing Payment and the assumption by Buyer of the financial obligations under Section 3.3, 3.4 (solely as it relates to Buyer’s payments under Section 3.3), and 3.5 (solely as it relates to Buyer’s payments under Section 3.3) of the Original Purchase Agreement pursuant to the terms of this Agreement, Buyer shall have no other payment obligations under Section 3 of the Original Purchase Agreement. As between Buyer and Sellers, Buyer and Sellers acknowledge that Buyer’s payment of the Closing Payment will be in satisfaction of the Purchase Price (as defined in the New Purchase Agreement) by the amount of the Closing Payment.

          Section 3.3 of the Original Purchase Agreement is deleted in its entirety and replaced with the following:

          “a) If, during any Measurement Year beginning October 1, 2003 and ending on September 28, 2005 (the “Royalty Term”), aggregate Net Sales of the Elan Parties and Buyer for all Products on a combined basis exceed U.S. Eighty Million Dollars ($80,000,000) (the “Sales Threshold”), Buyer shall pay to Roxane an amount equal to five percent (5%) of the difference determined by subtracting the Sales Threshold from Net Sales for the Measurement Year. Buyer shall make payments, if any, required by this paragraph by wire transfer of immediately available funds, denominated in U.S. Dollars, to the bank account(s) designated by Roxane by notice to Buyer, within (90) days following the end of each Measurement Year in which aggregate Net Sales exceed the Sales Threshold. For purposes of this paragraph, “Measurement Year” shall mean the twelve (12) month period commencing October 1st and ending September 30th.

          b) If during the Royalty Term, Buyer or its Affiliates shall, for any reason, other than for “Reasons Out of Buyer’s Control” (as defined below), cease to sell any of the Products (hereinafter a “Discontinued Product”), such Discontinued Product shall be considered as having contributed to Net Sales for the purposes of making the calculations required by this Agreement. In such event, Net Sales for such Discontinued Product shall be larger of (a) Sellers’ net sales of the Product for the twelve (12) month period immediately prior to the New Closing Date or (b) Net Sales for the Product for the twelve (12) month period immediately prior to it becoming a Discontinued Product. For the purposes of this paragraph, “Reasons Out of Buyer’s Control” means any reason for discontinuing the sale of a Product relating to the safety of such Product, adverse regulatory action with respect to such Product or any reason outside of Buyer’s control caused by an event of force majeure.

          c) In the event that Buyer sells, licenses or otherwise disposes of the rights it has acquired hereunder at any time during the Royalty Term, the gross revenues derived from sales of the Products by any purchaser, licensee or other transferee (subject to the deductions set forth in clauses (a) through (c) of the definition of Net Sales) shall be deemed to be Net Sales for purposes of this Agreement. Nothing contained in this Agreement shall prevent Buyer from including a provision in any relevant sales, license or other disposition agreement requiring such purchaser, licensee or other transferee to reimburse Buyer for such purchaser’s, licensee’s or other transferee’s proportional share of any payments required to be made by Buyer to Roxane pursuant to this Agreement.”

          This Agreement shall be governed and construed in accordance with the laws of the State of New York excluding any choice of law rules which may direct the application of the law of another state. Any action or proceeding arising out of or relating to this Agreement may be brought in the United States District Court for the Southern District of New York, and each of the Parties irrevocably submits to the exclusive jurisdiction of such court in any such action or proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such action or proceeding shall be heard and determined only in such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.

          This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

          This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that no Party may assign any of its rights, duties or obligations hereunder without the prior written consent of the other Parties, which consents may not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Parties acknowledge that Buyer may pledge its rights under this Agreement to the extent reasonably necessary to secure financing for the transactions contemplated by the New Purchase Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ELAN PHARMA INTERNATIONAL LIMITED

By:	/s/ Debbie Buryj

Name: Debbie Buryj
Title: Authorized Signatory

ELAN PHARMACEUTICALS, INC.

By:	/s/ David Hurley

Name: David Hurley
Title: Chief Financial Officer

ELAN CORPORATION, PLC

By:	/s/ Kevin Insley

Name: Kevin Insley
Title: Authorized Signatory

Agreed and accepted:

AAIPHARMA INC.

By:	/s/ Philip S. Tabbiner

Name: Philip S. Tabbiner
Title: President and Chief Executive Officer

BOEHRINGER INGELHEIM CORPORATION

By:	/s/ Sheldon Berkle

Name: Sheldon Berkle
Title: Vice President

ROXANE LABORATORIES, INC.

By:	/s/ Robert C. Fromuth

Name: Robert C. Fromuth
Title: President and Chief Operating Officer

S-1

ANNEX I

          “Net Sales” shall mean, with respect to each Product, the gross revenues derived by Buyer, Sellers and their respective Affiliates from the sale of such Product in the United States to third parties during the Royalty Term, less:

          (a) normal and customary quantity, trade or cash discounts and credits for returns, in each case relating to such Product, which shall not, in the aggregate, exceed six percent (6%) of the gross revenues derived from the sale of such Product;

          (b) normal and customary chargebacks and rebates granted to healthcare organizations, governments and governmental agencies and other purchasers and reimbursers of such Product in the ordinary course of business; and

          (c) sales and other excise taxes and duties directly related to the sale, transportation or delivery of such Product, but only to the extent that such items are itemized on the invoice and paid by the purchaser of such Product. Taxes assessed against Buyer’s, Sellers’ and/or their respective Affiliate’s income derived from such sale are not deducted from Net Sales.

          Each of the items set forth in clauses (a) and (b) above shall be deducted from the gross revenues of Buyer, Sellers and their respective Affiliates only to the extent charged against Buyer, Sellers or their respective Affiliates and evidenced in Buyer’s, Sellers’ or Affiliates’ books and records of account. Deductions shall be determined in accordance with GAAP. If any of the Products are sold for compensation other than cash, Net Sales shall be calculated based on the gross list price of such Product on the date of sale.

          Sales or intercompany transfers of any Product by and between Buyer and its Affiliates, by and between Sellers and their respective Affiliates or by and between Sellers and Buyer pursuant to the New Purchase Agreement are not sales to third party and shall be excluded from Net Sales calculations for all purposes; provided, however, that the ultimate sale of such Product to a third party shall be included in Net Sales calculations as if such sale initially had been made to such third party.

ANNEX II

“Products” shall mean the following:

DURACLON® (Clonidine Hydrochloride Injection), 100 µg/mL and 500 µg/mL

ORAMORPH® SR (Morphine Sulfate) Sustained Release Tablets, 15 mg, 30 mg, 60 mg and 100 mg

ROXICODONE® Tablets (Oxycodone HCl Tablets USP) 5 mg, 15 mg and 30 mg

ROXICODONE® Oral Solution (Oxycodone HC1 Oral Solution USP) 5 mg/5 mL

Oxycodone Intensol™ (Oxycodone HCI Oral Solution, Concentrate) 15 mg/0.75 mL (currently marketed as ROXICODONE™ INTENSOL™ 20 mg/mL)

ROXANOL™ Morphine Sulfate (Immediate Release) Oral Solution (Concentrate) 20 mg per mL

ROXANOL™ T Morphine Sulfate (Immediate Release), Oral Solution (Concentrate) 20 mg per mL (Tinted Flavored)

ROXANOL™ 100 Morphine Sulfate Oral Solution (Concentrate) 100 mg per 5 mL

ANNEX III

The terms “Best Price”, (“BP”), Average Manufacturer Price (“AMP”), Unit Rebate Amount (“URA”), and all other terms in the Medicaid Rebate Act (MRA), 42 U.S.C. §1996 et seq. shall be as determined by Roxane or its designee as such terms are applied by Roxane or its designee with respect to other Roxane products.

In order to process the Rebates following the close of each quarter in a manner consistent with Roxane’s normal business practices, Buyer shall provide to Roxane, on a date to be mutually agreed in good faith by Buyer and Roxane, the following:

1.	Quarterly sales file (preferably Excel) containing line item sales and the following Data elements: NDC number, gross value, prompt payment discount, net value, quantity, customer name and address, DEA number where applicable, customer classification (wholesale, retail, government, etc.), sales date;

2.	A separate file containing chargeback information with same data elements (above), as well as chargeback date; and

3.	Any other information reasonably requested by Roxane.

Roxane shall only provide to Buyer the following subject to its receipt of the above information from Buyer:

1.	The baseline AMP and baseline CPI for Single Source and Innovator products; and

2.	The Average Manufacture’s Price (AMP), Best Price (BP), Basic Rebate, Inflation Rebate and Unit Rebate Amount (URA) as determined by same.